Exhibit 99.1

JAYUD GLOBAL LOGISTICS LIMITED

JAYUD GLOBAL LOGISTICS LIMITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30, 2025
	2024	(Unaudited)
	RMB	RMB	US$
Assets
Current assets
Cash	36,996,422	30,143,886	4,210,863
Restricted cash	103,489	-	-
Accounts receivable, net	38,696,583	67,987,919	9,497,377
Accounts receivable - related parties	249,925	451,609	63,086
Contract assets	3,441,959	3,551,078	496,058
Prepaid expenses and other current assets, net	33,915,774	28,631,047	3,999,531
Prepaid expenses and other current assets - related parties	6,696,004	-	-
Other receivable - related parties	20,273,420	11,418,978	1,595,141
Loan receivable - related parties	-	935,906	130,739
Total current assets	140,373,576	143,120,423	19,992,795

Non-current assets
Long term investments	20,633,148	20,770,979	2,901,542
Property and equipment, net	15,657,880	16,582,800	2,316,486
Intangible asset, net	2,086,712	2,220,901	310,242
Operating right-of-use assets, net	1,881,535	2,232,626	311,880
Deferred offering costs	-	110,958	15,500
Deferred tax assets, net	3,733,020	4,365,138	609,775
Total non-current assets	43,992,295	46,283,402	6,465,425

TOTAL ASSETS	184,365,871	189,403,825	26,458,220

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	10,497,682	14,253,311	1,991,075
Current maturities of a long-term borrowing	-	40,000	5,588
Loans payable - related parties	2,233,700	40,000	5,588
Loans payable - shareholders	8,655,800	-	-
Accounts payable - third parties	44,452,581	40,290,919	5,628,321
Accounts payable - related parties	242,734	11,730,867	1,638,710
Contract liabilities	4,080,621	10,039,099	1,402,383
Accrued expenses and other current liabilities	12,084,446	5,691,843	795,106
Other payable - related parties	789,560	627,993	87,726
Other payable - shareholders	613,820	-	-
Taxes payable	11,698,309	11,506,860	1,607,418
Operating lease liabilities - current	812,669	1,151,799	160,897
Total current liabilities	96,161,922	95,372,691	13,322,812

Non-current liabilities
Long-term borrowings	-	3,960,000	553,181
Operating lease liabilities – non-current	1,898,004	1,647,201	230,101
Other payables - shareholders -non-current	6,937,500	6,937,500	969,114
Total non-current liabilities	8,835,504	12,544,701	1,752,396
Total liabilities	104,997,426	107,917,392	15,075,208
Commitments and contingencies
Shareholders’ equity
Class A Ordinary shares (par value of US$ 0.0001 per share; 480,000,000 Class A ordinary shares authorized and 88,408,017 Class A ordinary shares issued and outstanding as of December 31, 2024 and 88,426,696 Class A ordinary shares issued and outstanding as of June 30, 2025.)	62,468	62,482	8,728
Class B Ordinary shares (par value of US$ 0.0001 per share; 20,000,000 Class B ordinary shares authorized and 5,409,600 class B shares issued and outstanding as of December 31, 2024 and June 30, 2025.)	3,368	3,368	470
Additional paid in capital	217,527,319	217,527,305	30,386,850
Statutory reserves	434,047	446,895	62,428
Accumulated deficit	(126,955,513)	(125,179,254)	(17,486,555)
Accumulated other comprehensive loss	(812,156)	(1,172,408)	(163,776)
Total Jayud Global Logistics Limited shareholders’ equity	90,259,533	91,688,388	12,808,145
Non-controlling interests	(10,891,088)	(10,201,955)	(1,425,133)
Total shareholders’ equity	79,368,445	81,486,433	11,383,012

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	184,365,871	189,403,825	26,458,220

The accompanying notes are an integral part of these interim condensed consolidated financial statements

JAYUD GLOBAL LOGISTICS LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Six Months Ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues - freight forwarding	162,734,262	155,875,351	21,774,558
Revenues - freight forwarding - related parties	609,612	1,978,424	276,370
Revenues - supply chain management and others	106,622,319	122,507,419	17,113,321
Revenues - supply chain management and others - related parties	641,316	267,111	37,313
Total Revenues	270,607,509	280,628,305	39,201,562

Cost of revenues -freight forwarding	(139,288,357)	(112,165,665)	(15,668,659)
Cost of revenues -freight forwarding - related parties	(33,130,090)	(28,350,905)	(3,960,398)
Cost of revenues - supply chain management and others	(100,901,129)	(120,465,033)	(16,828,016)
Total Cost of revenues	(273,319,576)	(260,981,603)	(36,457,073)

Gross (loss) / profit	(2,712,067)	19,646,702	2,744,489

Operating expenses
Selling expenses	(3,850,752)	(4,443,044)	(620,658)
Reversal of credit losses	1,840,875	3,282,461	458,534
Impairment charges on long-lived assets	(963,867)	-	-
Lease termination (loss) / gain	(310,673)	107,025	14,951
General and administrative expenses	(11,844,976)	(15,518,954)	(2,167,876)
Research and development expenses	(502,278)	(625,657)	(87,399)
Total operating expenses	(15,631,671)	(17,198,169)	(2,402,448)
Operating (loss) / profit	(18,343,738)	2,448,533	342,041

Other expenses
Other income, net	74,482	414,160	57,855
Foreign exchange loss, net	(464,790)	(1,422,781)	(198,751)
Financial (expenses) / income, net	(1,252,481)	101,178	14,134
Total other expenses, net	(1,642,789)	(907,443)	(126,762)

(Loss) / income before income tax expense	(19,986,527)	1,541,090	215,279
Income tax benefit	672,393	586,878	81,982
Share of income of equity method investees, net of tax of nil	-	180,815	25,258
Net (loss) / income	(19,314,134)	2,308,783	322,519
Less: Net (loss) / income attributable to non-controlling interests	(1,379,207)	519,676	72,595
Net (loss) / income attributable to the Jayud Global Logistics Limited’s ordinary shareholders	(17,934,927)	1,789,107	249,924

Net (loss) / income	(19,314,134)	2,308,783	322,519
Foreign currency translation adjustment, net of tax	(1,329,500)	(360,252)	(50,324)
Total comprehensive (loss) / income	(20,643,634)	1,948,531	272,195
Less: total comprehensive (loss) / income attributable to non-controlling interest	(1,379,207)	519,676	72,595
Total comprehensive (loss) / income attributable to Jayud Global Logistics Limited’s ordinary shareholders	(19,264,427)	1,428,855	199,600

Net (loss) / income per share
Basic and diluted	(0.84)	0.02	0.003
Weighted average shares
Basic and diluted	21,352,223	93,826,802	93,826,802

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

JAYUD GLOBAL LOGISTICS LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/ (DEFICIT)

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total Jayud Global Logistics Limited shareholders’	Non-controlling	Total shareholders’
	Share	Amount	Share	Amount	capital	reserves	deficit	loss	(deficit)/equity	interests	(deficit)/equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	14,942,623	9,787	6,409,600	4,087	60,423,647	502,941	(77,454,208)	(1,541,653)	(18,055,399)	(7,676,674)	(25,732,073)
Provision for statutory reserve	-	-	-	-	-	261,290	(261,290)	-	-	-	-
Net loss	-	-	-	-	-		(17,934,927)	-	(17,934,927)	(1,379,207)	(19,314,134)
Business acquisition	-	-	-	-	4,654		-	-	4,654	1,984	6,638
Deferred offering costs for initial public offering	-	-	-	-	(428,320)	-	-	-	(428,320)	-	(428,320)
Foreign currency translation	-	-	-	-	-	-	-	30,607	30,607	-	30,607
Balance as of June 30, 2024 (unaudited)	14,942,623	9,787	6,409,600	4,087	59,999,981	764,231	(95,650,425)	(1,511,046)	(36,383,385)	(9,053,897)	(45,437,282)

Balance as of December 31, 2024	88,408,017	62,468	5,409,600	3,368	217,527,319	434,047	(126,955,513)	(812,156)	90,259,533	(10,891,088)	79,368,445
Provision for statutory reserve	-	-	-	-	-	12,848	(12,848)	-	-	-	-
Net income	-	-	-	-	-		1,789,107	-	1,789,107	519,676	2,308,783
Issuance of Class A ordinary shares by exercise of warrants	18,679	14	-	-	(14)		-	-	-	-	-
Disposal of subsidiaries (note 16)	-	-	-	-	-	-	-	-	-	18,457	18,457
Capital injection by non-controlling interest	-	-	-	-	-	-	-	-	-	151,000	151,000
Foreign currency translation	-	-	-	-	-	-	-	(360,252)	(360,252)	-	(360,252)
Balance as of June 30, 2025 (unaudited)	88,426,696	62,482	5,409,600	3,368	217,527,305	446,895	(125,179,254)	(1,172,408)	91,688,388	(10,201,955)	81,486,433

Balance as of June 30, 2025 (unaudited) (US$)		8,728		470	30,386,850	62,428	(17,486,555)	(163,776)	12,808,145	(1,425,133)	11,383,012

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

JAYUD GLOBAL LOGISTICS LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) / income	(19,314,134)	2,308,783	322,519
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Reversal of credit losses	(1,840,875)	(3,282,461)	(458,534)
Lease termination loss/(gain)	310,673	(107,025)	(14,951)
Depreciation and amortization	242,022	540,851	75,553
Amortization of operating lease right-of-use asset	2,565,585	352,998	49,311
Impairment losses of property and equipment	963,867	-	-
Investment losses/(gain)	33,813	(224,015)	(31,293)
Gain from disposal of subsidiaries	-	(7,036)	(983)
Deferred tax benefit	(920,680)	(632,118)	(88,302)
Changes in operating assets and liabilities
Accounts receivable, net	(3,464,994)	(28,113,666)	(3,927,258)
Accounts receivable - related parties	(260,010)	(201,684)	(28,174)
Contract assets	(798,100)	2,041,085	285,123
Prepaid expenses and other current asset, net	3,753,560	5,239,314	731,891
Prepaid expenses - a related party	(260,513)	6,696,004	935,379
Others receivable - related parties	-	8,854,442	1,236,896
Accounts payable	894,174	(4,161,662)	(581,351)
Accounts payable - related parties	11,574,779	11,488,133	1,604,802
Contract liabilities	(2,165,606)	5,958,478	832,352
Accrued expenses and other current liabilities	(2,081,469)	(6,392,603)	(892,996)
Other payable - shareholders	(19,016)	(613,820)	(85,746)
Other payable - related parties	(2,704)	(136,074)	(19,008)
Tax payable	404,530	(191,449)	(26,744)
Operating lease liabilities	(4,255,704)	(508,737)	(71,067)
Net cash used in operating activities	(14,640,802)	(1,092,262)	(152,581)

Cash flows from investing activities:
Cash acquired from acquisition of subsidiaries	144,431	-	-
Purchase of property, equipment and intangible assets	(611,010)	(1,599,960)	(223,502)
Net cash used in investing activities	(466,579)	(1,599,960)	(223,502)

Cash flows from financing activities:
Proceeds from short-term borrowings	17,743,710	20,753,845	2,899,149
Proceeds from a long-term borrowing	-	4,000,000	558,768
Repayments of short-term borrowings	(21,910,317)	(16,983,674)	(2,372,485)
Repayment of a long-term borrowing	(300,000)	-	-
Proceeds from loans provided by shareholders	15,508,245	-	-
Proceeds from loans provided by related parties	3,000,000	40,000	5,588
Loans repayment to shareholders	-	(8,655,800)	(1,209,147)
Loans repayment to related parties	(4,000,000)	(2,233,700)	(312,030)
Loans to related parties	-	(935,906)	(130,739)
Payments for deferred offering costs	(513,201)	(110,958)	(15,500)
Capital injection by a non-controlling interest	20,000	151,000	21,094
Net cash provided by (used in) financing activities	9,548,437	(3,975,193)	(555,302)

Effect of exchange rate changes	30,607	(288,610)	(40,317)

Net decrease in cash and cash equivalents and restricted cash	(5,528,337)	(6,956,025)	(971,702)

Total cash and cash equivalents and restricted cash at beginning of the year	26,605,028	37,099,911	5,182,565
Total cash and cash equivalents at end of the year	21,076,691	30,143,886	4,210,863

Supplemental disclosure of cash flow information:
Income tax paid	172,377	90,670	12,666
Interest expense paid	645,490	374,713	52,344

Supplemental non-cash investing and financing information:
Obtaining right-of-use assets in exchange for operating lease liabilities	7,203,051	704,089	98,356

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Jayud Global Logistics Limited (“Jayud” or the “Company”) was incorporated in the Cayman Islands on June 10, 2022 under the Cayman Islands Companies Act. The Company through its consolidated subsidiaries (collectively, the “Group”) is principally engaged in the freight forwarding and trading based in the People’s Republic of China (“PRC” or “China”).

As of June 30, 2025, the details of the Company’s subsidiaries are as follows. All subsidiaries of the Group are all owned by the Company through equity investment.

Entity	Controlled by	Date of Incorporation /Acquisition	Place of incorporation	Percentage of direct ownership	Principal activities
Jayud Global Logistics (Hong Kong) Limited (“JYD HK”)	Jayud	June 24, 2022	Hong Kong	100%	Wholly foreign owned enterprise
Joyed Logistics Services Inc. (“JYD US”)	Jayud	April 25, 2023	U.S.A.	100%	Freight forwarding
Shenzhen Jayud Logistics Technology Co., Ltd (“JYD WLKJ”)	JYD HK	July 23, 2015	PRC	100%	Freight forwarding
Hongkong Jayud International Logistics Company Limited (“JYD HKGJHY”)	JYD HK	December 31, 2017	Hong Kong	100%	Agent service
HK XINYX Technology Limited (“HK XYX”)	JYD HK	September 6, 2023	Hong Kong	100%	International trading
HK (FASTFLY) International Logistics Co., Limited (“FASTFLY”)	JYD HK	April 2, 2024	Hong Kong	51%	Freight forwarding
Yukon Flooring Bellaire LLC (“YFB”)	JYD US	October 25, 2024	U.S.A.	95%	Warehousing
Shenzhen Jia Yu Da International Logistics Co., Ltd. And its Tianjin Branch, Guangzhou Branch, Qingdao Branch and Ningbo Branch (“JYD SZGJHY”)	JYD WLKJ	June 19, 2011	PRC	100%	Freight forwarding
Shenzhen Jia Yu Da Trading Co., Ltd. (“JYD SM”)	JYD WLKJ	September 18, 2009	PRC	100%	International trading
Shenzhen Jiayuda Customs Declaration Co., Ltd. (“JYD BG”)	JYD WLKJ	September 14, 2015	PRC	100%	Customs brokerage
Shenzhen XIN YU Xiang Import & Export Co., Ltd. (“JYD XYX”)	JYD WLKJ	October 26, 2011	PRC	100%	International trading
Shenzhen Ronghai Tongda Supply Chain Management Co., Ltd (“JYD RHTD”)	JYD XYX	July 31, 2023	PRC	51%	International trading
Shenzhen Jiayuda Global Supply Chain Co., Ltd. (“JYD HQ”)	JYD WLKJ	April 23, 2014	PRC	100%	Freight forwarding
Sky Pacific Logistics HK Company Limited (“TPYHK”)	JYD HQ	March 2, 2016	Hong Kong	67%	Agent service
Shenzhen Jiayuda E-Commerce Technology Co., Ltd (“JYD DS”)	JYD WLKJ	April 1, 2021	PRC	100%	Freight forwarding
Nanjing Jiayuda Logistics Co., Ltd. And its Nantong Branch, and Xiamen Branch (“JYD NJWL”)	JYD WLKJ	February 12, 2018	PRC	100%	Freight forwarding
Shaanxi JiaYuda Supply Chain Management Co., Ltd. (“JYD SXGYL”)	JYD WLKJ	March 27, 2018	PRC	100%	Freight forwarding
Shenzhen Jayud Yuncang Technology Co., Ltd. (“JYD YCKJ”)	JYD WLKJ	July 25, 2022	PRC	52%	Warehousing
Shenzhen JNT International Logistics Co.,Ltd (“JNT”)	JYD WLKJ	January 18, 2024	PRC	51%	Freight forwarding
Ezhou Jayud Logistics Technology Co.,Ltd (“EZ WLKJ”)	JYD HK	August 23, 2024	PRC	100%	Freight forwarding
EZhou Jayud International Logistics Co., Ltd. (“EZ GJHY”）	EZ WLKJ	September 2, 2024	PRC	51%	Freight forwarding

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Cont.)

Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Company incorporated Jayud Global Logistic (Hong Kong) Limited (“JYD HK”) under the laws of Hong Kong, PRC, as its direct wholly-owned subsidiary, on June 24, 2022. In September 2022, JYD HK directly invested in JYD WLKJ as its direct wholly-owned subsidiary and resulted in payment of RMB 35Mil for share purchase from initial shareholders.

The Company and its subsidiaries were effectively controlled by the same shareholders immediately before and after the reorganization completed in September 2022, as described above. As a result, the Group’s consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”) and have been consistently applied. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows and should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2023 and 2024. In the opinion of management, the accompanying interim condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results, and cash flows for the periods presented. Operating results for the interim period ended June 30, 2025 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2025.

(b) Principles of consolidation

The interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(c) Use of estimates and assumptions

The preparation of the interim condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates include, but not limited to the allowance of credit loss for accounts receivables, contract assets, and prepaid expenses and other current asset, the impairment of long-lived assets, and the valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the interim condensed consolidated financial statements.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(d) Foreign currencies and foreign currency translation

The reporting currency of the Group is Renminbi (“RMB”). The Company’s operating subsidiaries in China and Hong Kong use their respective currencies RMB and Hong Kong Dollar (“HKD”) as their functional currencies.

The financial statements of non-PRC entities are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the years for income and expense items. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency other than RMB is translated at the historical rate of exchange at the time of capital contribution.

Translation adjustments arising from these are reported as foreign currency translation adjustments of RMB 1,329,500 and RMB 360,252(US$50,324) for the six months ended June 30, 2024 and 2025, respectively and are shown as a separate component of shareholders’ equity on the interim condensed consolidated financial statement. The following table outlines the currency exchange rates that were used in preparing the interim condensed consolidated financial statements, representing the index rates stipulated by the Bank of China:

USD against RMB	June 30, 2024	December 31, 2024	June 30, 2025
Year-end spot rate	USD1=RMB7.1268	USD1=RMB7.1884	USD1=RMB7.1586
Average rate	USD1=RMB7.1023	USD1=RMB7.1162	USD1=RMB7.1794

HKD against RMB	June 30, 2024	December 31, 2024	June 30, 2025
Year-end spot rate	HKD1=RMB0.9126	HKD1=RMB0.9249	HKD1=RMB0.9113
Average rate	HKD1=RMB0.9084	HKD1=RMB0.9120	HKD1=RMB0.9210

 Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange gains/(losses) on the consolidated statements of income and comprehensive income. The Group incurred and recognized foreign currency exchange loss of RMB464,790 and RMB1,422,781 (US$198,751) for the six months ended June 30, 2024 and 2025, respectively, as a result of changes in the exchange rate.

(e) Convenience translation

The United States dollar (“US$”) amounts disclosed in the accompanying interim condensed financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$ 1.00=RMB 7.1586 on June 30, 2025, representing the middle rate as set forth in the statistical release of the Bank of China as of June 30, 2025. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(f) Segment information

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC (“Accounting Standard Codification”) 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures (“ASU 2023-07”), requiring public business entities to provide disclosures of significant expenses and other segment items. The guidance also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. ASU 2023-07 is effective for companies for annual periods from January 1, 2024, and for interim periods from January 1, 2025, with early adoption permitted. The Group adopted this standard in 2024 for annual period disclosures, and such adoption did not have a material impact on its our financial statements.

In 2024, the Group acquired interests in three companies in the United States. Because of the acquisition, the Group operated and reviewed its performance in two segments starting from 2024: (i) PRC and Hong Kong, and (ii) U.S.A. Furthermore, the Group’s chief operating decision maker evaluates performance based on each reporting segment’s revenues, costs, gross profit.

(g) Cash and Restricted Cash

Cash consists of cash on hand and cash in bank. The Group maintains cash with various financial institutions primarily in China. As of December 31, 2024 and June 30, 2025, balances of cash were RMB 36,996,422 and RMB 30,143,886 (US$ 4,210,863), respectively. The Group has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

In 2023, restricted cash represents Demand Bank Guarantee for an international express company. Under the Demand Bank Guarantee, the Group need to deposit RMB500,000 into the bank account in the Bank of China and the cash deposited is restricted for use to make the payments to the international express company under the two-year Air Freight Agency Agreement between the Group and the express company. The term of the Demand Bank Guarantee is from March 2022 to January 2024. In January 2024, RMB501,952 was released, which consisted of principal of RMB500,000 and accumulated interests of RMB1,952.

As of December 31, 2024, the restricted cash balance was RMB103,489, representing the frozen funds due to a lawsuit. The restriction was removed in January 2025. There was no restricted cash as of June 30, 2025.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

 (h) Accounts receivable, net

Accounts receivable, net, include amounts billed and currently due from customers. The amounts due are stated at their net estimated realizable value. The credit terms are generally between 30 to 60 days.

Accounts receivable are recorded at the invoiced amount less an allowance for any uncollectible accounts and do not bear interest, and are due on demand. The carrying value of accounts receivable is reduced by an allowance that reflects the Company’s best estimate of the amounts that will not be collected. An allowance for credit losses is recorded in the period when a loss is probable based on an assessment of specific evidence indicating collection is unlikely, historical bad debt rates, accounts aging, financial conditions of the customer and industry trends. Starting from April 1, 2023, the Group adopted ASU No.2016-13 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”). Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2024 and June 30, 2025, the Group record allowance for credit loss of RMB 19,102,954 and RMB 17,910,167 (US$ 2,501,909 ) against accounts receivable, respectively.

(i)  Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives with an estimated residual value of the assets as follows:

Category	Estimated useful lives
Land	Infinite
Buildings	25 years
Motor vehicles	4 - 5 years
Electronic equipment	1 - 5 years
Machinery	5 - 10 years
Other equipment	5 years

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income and other comprehensive income in other income or expenses. See Note 6 - Property and Equipment, net in the Notes to Interim Condensed Consolidated Financial Statements for additional information related to the impairment charge during the six months ended June 30, 2024.

(j) Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. The intangible assets of the Group mainly represent the software for operating activities. Intangible assets are amortized using the straight-line basis over the estimated useful live of the asset as follows:

Category	Estimated useful lives
Software	5 - 10 years

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(k) Long-term investments

Equity Method Investments

The Group accounts for its investments in common stock or in-substance common stock in entities in which it can exercise significant influence but does not own a majority equity interest or control using the equity method in accordance with ASC 323-10, Investments-Equity Method and Joint Ventures: Overall unless the Group elects to account for the investment using the fair value option in accordance with ASC 825-10, Financial Instruments: Fair Value Option (“ASC 825”). The Group applies the equity method of accounting that is consistent with ASC 323-30 in which the Group holds a five percent or greater interest for its invested companies with separate capital accounts. Where the equity method is used, the Group initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates all investments for impairment under ASC 323-10. An impairment loss on the investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Equity Investment without Readily Determinable Fair Values

For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.

(l) Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

During the six months ended June 30, 2025, there was a triggering event of negative cash flows at the freight forwarding and warehousing assets group level that indicated the carrying amounts of the Group’s long-lived assets may not have been recoverable. In accordance with ASC 360, regarding the long-lived assets, management of the Group performed an undiscounted cash flow analysis and concluded that the carrying value of the asset group was recoverable. As of June 30, 2025, the Group’s property and equipment and ROU assets mainly included land and warehouse building, machinery, equipment, vehicles, and operating office and warehouse leases. For the six months ended June 30, 2025, no impairment were recognized based on the management’s assessment. For the six months ended June 30, 2024, the Group recognized an impairment charge of RMB 396,850 against the property and equipment, RMB 567,017 against the intangible assets for the amount by which the carrying value of the asset group’s long-lived assets exceeded their estimated fair value.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(m) Related parties

A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Group discloses all significant related party transactions.

(n) Fair value measurement

The Group applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820’’). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future cash flow amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consisted of cash, accounts receivable, amounts due from related parties, other receivables included in prepaid expenses and other current assets, short-term borrowings, accounts payable, amounts due to related parties, other payables included in accrued expenses and other current liabilities. As of December 31, 2024 and June 30, 2025, the carrying amounts of financial instruments approximated to their fair values due to the short-term maturity of these instruments.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

The Group measures long-term investments at fair value on a nonrecurring basis only if an impairment or observable price adjustment is recognized in the current period.  For an equity investment accounted for using the measurement alternative, the fair value was determined using directly or indirectly observable inputs in the market place (Level 2 inputs). Whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable, the fair value of aforementioned long-term investment was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(o) Revenue recognition

Substantially all of the Group’s revenues are from contracts associated with freight forwarding services domestically and internationally. Additionally, the Group provides supply chain management to customers, by exploiting its advantages in global supply chain services.

The following table identifies the disaggregation of the Group’s revenue for the six months ended June 30, 2024 and 2025, respectively:

	Six months ended June 30, 2024		Six months ended June 30, 2025
Revenue Categories	(RMB)%		(RMB)	(US$)%
Type A: Freight forwarding services	163,343,874	60.3%	157,853,775	22,050,928	56.2%
- Integrated cross-border logistics	100,212,026	37.0%	119,686,408	16,719,248	42.6%
- Fragmented logistics	53,948,064	20.0%	30,748,197	4,295,281	11.0%
- Chartered airline freight services	6,347,577	2.3%	3,963,350	553,649	1.4%
- Warehouse services	2,836,207	1.0%	3,455,820	482,750	1.2
Type B: Supply chain management	105,500,404	39.0%	120,337,504	16,810,201	42.9%
- International trading in relation to supply chain management	105,499,754	39.0%	120,337,504	16,810,201	42.9%
- Agent services	650	0.0%	-	-	0.0%
Type C: Other services	1,763,231	0.7%	2,437,026	340,433	0.9%
Total	270,607,509	100.0%	280,628,305	39,201,562	100.0%

The following table presents revenue classified by timing of revenue recognition for the six months ended June 30, 2024 and 2025, respectively.

	Six months ended June 30, 2024	Six months ended June 30, 2025
	RMB	RMB	US$
Point in time	108,964,101	122,774,530	17,150,634
Over time	161,643,408	157,853,775	22,050,928
Total revenue	270,607,509	280,628,305	39,201,562

Type A: Freight forwarding services

The Group primarily engages in freight forwarding services, including integrated cross-border logistics, fragmented logistics, and chartered airline freight services. Integrated cross-border logistics and fragmented logistics are indifferent in the revenue recognition analysis, but with different quotation process. Under these two types of freight forwarding services, the Group fulfils its performance obligation by transporting freights from the origin to the destination, both are specified by customers, via air freight, ocean freight, and land freight. While providing the freight forwarding services, the Group has to provide certain ancillary services that are indispensable from the main service. These services collectively constitute a single performance obligation as they are highly interdependent and interrelated, forming a combined output for which the customer contracts. The Group cannot separately fulfill any individual service component without materially affecting the value or utility of the entire logistics service package to the customer. All service elements shall be delivered as one unified obligation under the agreement.. The Group considers that there is only one performance obligation as the customer cannot benefit from facilitating services on its own but be bundled with the freight services since the customer’s purpose for entering into this contract is to transport goods from the origin to the destination. The transaction price is fixed when the contract was signed by both parties. These two types of revenue are recognized over time based on the extent of progress towards completion of the performance obligation. The Group adopts the output method, which is based on the transit time period, to measure progress. For chartered airline freight services, the Group provides a fixed volume or weight of space capacity on fixed-route air planes for customer transportation during the duration of the contract. The Group fulfills its performance obligation by transporting freights from the origin to the destination. The transaction price is fixed when the contract was signed by both parties, and there will be no variable consideration during transportation. This type of revenue is recognized in straight-line basis over the transit period. Generally, the airplane completes flight transportation service within one day or several hours. For warehousing services, the Group provides warehousing services to customers through storage of merchandise in the Group’s warehouse. The services are recognized over time, as the Group performs contractual obligations through continuous transfer of control to the customers, and they could simultaneously receive and consume the benefits of the Group’s performance as it occurs.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(o) Revenue recognition (cont.)

Type A: Freight forwarding services (cont.)

The Group considers itself the principal for transactions that it is in control of establishing the transaction price, and it is responsible for managing all aspects of the process and taking the risk of loss during the process. Therefore, such revenues are reported on a gross basis.

The payment term is within 60 days after completion of freight forwarding services. There is no other obligation in the contracts, such as return, refund or warranties.

Type B: Supply chain management

The Group also engages in supply chain management, which includes international trading and agent services. The Group provides international trading, which sells electronic products through both export and import, by exploiting its advantages in global supply chain services and networks. The Group fulfils its performance obligation by providing the specified goods/products to the customers. In accordance with the Company’s customary business practices, once the products are delivered to the designated spot by its customers, the control of products has transferred, which indicates that the customer has the ability to direct the use of and obtain substantially all of the remaining benefits from the asset. The transaction price is fixed when the contract was signed by both parties. This type of revenue is recognized based on the product value specified in the contract at a point in time when the control of products has transferred. The Group considers itself the principal because it is in control of establishing the transaction price and bearing inventory risk. Therefore, such revenues are reported on a gross basis.

In addition to international trading, the Group also provides agent services relates to export/import procedures, for example, application for duty-refund, customs brokerage services and so on. The Group fulfills its performance obligation by arranging export/import business for the customer, including but not limited to signing contracts with end customers on behalf of the customer and preparing customs brokerage and duty refund. This type of revenue is recognized at a point in time upon the completion of the agent services. The Group considers itself the agent because the Group is not primarily responsible for fulfilling the promise to provide the specified goods, neither bears the inventory risks. Therefore, such revenues are reported on a net basis.

The payment term is within 60 days after completion of international trading and agent services. There is no other obligation in the contracts, such as return, refund or warranties.

Type C: Other value-added services

Other value-added services mainly consist of customs brokerage services.

Customs brokerage services under Type C represents independent revenue stream, different from being one of the facilitating services of the freight forwarding business under Type A, or the facilitating services of the agent services under Type B under which those services are bundled as one performance obligation. The Group fulfils its performance obligation by providing customs brokerage services only. The transaction price is fixed when the contract was signed by both parties. This type of revenue is recognized at a point in time upon completion of services, usually within one day.

The payment term is normally 30 to 90 days after completion of customs brokerage services. There is no other obligation in the contracts, such as return, refund or warranties.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(o) Revenue recognition (cont.)

Contract assets and liabilities

In-transit freight with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on consolidated balance sheets as “Contract assets”. Contract assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Contract liabilities represents the obligation to transfer goods or services to a customer for which the entity has received consideration from the customer. Contract liabilities of the Group mainly consist of advance product payments from customers of international trading. The Group expects to recognize this balance as revenue over the next 12 months.

The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period:

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
Revenue recognized that was included in contract liabilities at the beginning of the reporting period:	4,777,398	3,858,332	538,979

Contract assets were RMB 3,441,959 and RMB3,551,078 (US$ 496,058) as of December 31, 2024 and June 30, 2025, respectively. Contract liabilities related to advance payments from customers were RMB 4,080,621 and RMB 10,039,099 (US$ 1,402,383) as of December 31, 2024 and June 30, 2025, respectively.

The Company applies the practical expedient in Topic 606 that permits the Company to not disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied as of the end of the period as the Company’s contracts have an expected length of one year or less.

Contract costs

Contract costs consists of incremental costs of obtaining a contract with customers, for example, sales commissions. The Group elects to use the practical expedient, allowing to recognize the incremental costs of obtaining a contract as a cost or an expense when incurred if the amortization period, usually the contractual period, would have been one year or less.

(p) Cost of revenues

Cost of revenues consist primarily of (i) cost of freight charges, (ii) cost of purchase for international trading, (iii) labor costs, (iv) cost of customs brokerage, (v) cost of packaging, (vi) cost of indemnity paid to carriers and (vii) cost of warehouse lease. Cost of freight charges consists of (i) airfreight/ocean freight/land freight charges, (ii) delivery fees, and (iii) other service fees.

(q) Financial expenses, net

Financial expenses, net mainly consist of (i) interest expenses, net, (ii) foreign exchange gain or loss, and (iii) bank charges. The Group incurred interest expenses, net of RMB 1,252,481 for the six months ended June 30, 2024 and interest income, net of RMB 101,178 (US$ 14,134) for the six months ended June 30, 2025, respectively. The Group incurred foreign exchange loss of RMB 464,790 and RMB 1,422,781 (US$ 198,751) for the six months ended June 30, 2024 and 2025, respectively.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(r) Deferred offering costs and share issuance costs

Deferred offering costs and share issuance costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the initial public offering. These costs, together with the underwriting discounts and commissions, will be charged to permanent equity upon completion of the offerings. Should the offerings prove to be unsuccessful, these costs, as well as additional expenses to be incurred, will be charged to expenses.

(s) Non-controlling interests

A non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income on the interim condensed consolidated statements of income and comprehensive income includes the net income attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests on the Group’s interim consolidated balance sheets.

(t) Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term.

Leases with an initial term of 12 months or less are short-term lease and not recognized as operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheet. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using the average borrowing rate of the Group’s outstanding loans.

The lease assets for operating leases consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Operating lease expense is recognized on a straight-line basis over the lease term by adding interest expense determined using the effective interest method to the amortization of the operating lease right-of-use assets. Interest expense is determined using the effective interest method. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Lease expenses for lease payments are recognized on a straight-line basis over the lease term. For operating leases with a term of one year or less, the Group has elected not to recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(t) Leases (cont.)

The Group reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

During the six months ended June 30, 2024 and 2025, there was a triggering event of negative cash flow that indicated the carrying amounts of the long-lived assets may not be recoverable. In accordance with ASC 360, with regard to the Group’s long-lived assets, the Group performed an undiscounted cash flow analysis and concluded that the carrying value of the asset group was recoverable. Therefore, no impairment charges were recorded as of June 30, 2024 and 2025. Key assumptions utilized in the determination of fair value include discount rate, expected future cash flows and working capital requirements. While the Group believes the expectations and assumptions about the future are reasonable, they are inherently uncertain.

(u) Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period.

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“Temporary differences”).

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those Temporary differences are expected to be recovered or settled. Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled, based on rates enacted or substantively enacted at the end of the reporting period. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group believes there were no uncertain tax positions at December 31, 2024 and June 30, 2025, respectively.

Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the the six months ended June 30, 2024 and 2025.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(v) Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenues generated from providing services. Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected tax payable. The Group reports revenue net of PRC’s VAT for all the periods presented in the Interim Condensed Consolidated Statements of Operations and Comprehensive Income / (Loss).

The PRC VAT rate is 0%, 1%, 6% and 9% for taxpayers providing logistics services and 13% for product sales for the six months ended June 30, 2024 and 2025. The Notice of Ministry of Finance (“MOF”) and State Administration of Taxation (“SAT”) on the Adjustment to VAT Rates, promulgated on April 4, 2018 and effective as of May 1, 2018, adjusted the applicative rate of VAT. The deduction rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively. For the export goods to which a tax rate of 17% was originally applicable and the export rebate rate was 17%, the export rebate rate is adjusted to 16%. For the export goods and cross-border taxable activities to which a tax rate of 11% was originally applicable and the export rebate rate was 11%, the export rebate rate is adjusted to 10%.

Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which was promulgated by MOF, SAT and the General Administration of Customs on March 20, 2019 and became effective on April 1, 2019, where (i) for VAT taxable sales or imports of goods originally subject to value-added tax rates of 16%, such tax rates shall be adjusted to 13%; (ii) for the exported goods originally subject to a tax rate of 16% and an export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%.

(w) Earnings per share

The Group computes earnings per Class A and Class B ordinary share in accordance with ASC 260-10 Earnings Per Share: Overall, using the two class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As the liquidation and dividend rights are identical, the net incomes are allocated on a proportionate basis.

Basic EPS is measured as net income / (loss) divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2024 and June 30, 2025, there were no dilutive shares.

(x) Statutory reserves

The Group’s PRC subsidiaries are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by corresponding PRC subsidiaries in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends. The statutory reserve were RMB 434,047 and RMB 446,895 (US$ 62,428) as of December 31, 2024 and June 30, 2025, respectively.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(y) Concentration of risks

     Concentration of Credit Risks

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with financial institutions with high credit ratings and quality. As of December 31, 2024 and June 30, 2025, RMB 36,996,422 and RMB 30,143,886 (US$ 4,210,863) of the Group’s cash were on deposit at financial institutions in the PRC, respectively.

The Group has a concentration of its account receivables and revenues with specific customers. As of December 31, 2024, one customer accounted for 19.7% of accounts receivable. As of June 30, 2025, one customer accounted for 12.5% of accounts receivable, respectively. For the six months ended June 30, 2024, one customer accounted for approximately 10.1% of the total revenue. For the six months ended June 30, 2025, two customers accounted for approximately 14.5% and 13.2% of the total revenue, respectively.

The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company establishes an allowance for credit loss based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

The Group also has a concentration of its account payables and purchases with specific suppliers. As of December 31, 2024, one supplier accounted for 36.1% of the total accounts payable balance. As of June 30, 2025, three suppliers accounted for 22.0%, 20.8% and 17.0% of the total accounts payable balance, respectively. For the six months ended June 30, 2024, two suppliers accounted for 21.2% and 11.7% of the total purchases, respectively. For the six months ended June 30, 2025, two suppliers accounted for 29.6% and 10.7% of the total purchases, respectively.

     Foreign Exchange Risk

The Groups’ operations are primarily in China. The reporting currency is denominated in RMB. The Group is exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in currencies other than the functional currency of the operations to which the transactions relate. Thus, revenues and results of operations may be impacted by exchange rate fluctuations between RMB and U.S. dollars.

(z) Asset acquisition

Referring to FASB ASC Topic 805-10-55-5, the Group applied two steps (including step 1, screen test and step 2, evaluation of process and input) in evaluating whether the acquisition is an asset acquisition or a business combination.

The Group measures and recognizes asset acquisitions that are not deemed to be business combinations based on the nature of the assets acquired. Goodwill is not recognized in asset acquisitions, any excess consideration transferred over the fair value of the net assets acquired is allocated on a relative fair value basis to the identifiable net assets.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(aa) Business combinations

Business combinations are recorded using the acquisition method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of consideration paid, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive loss. Refer to Note 21 Business combinations.

(ab) Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Group is in the process of evaluating the impact of the new guidance on its interim condensed consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. In January 2025, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027 for all public business entities. Early adoption is permitted. The amendments is applied either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented in the financial statements. Early adoption is permitted. The Group is currently evaluating the impact on its interim condensed financial statements of adopting this guidance.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its interim condensed consolidated financial condition, results of operations, cash flows or disclosures.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB	US$
Accounts receivable	57,799,537	85,898,085	11,999,286
Allowance for credit losses related to accounts receivable	(19,102,954)	(17,910,167)	(2,501,909)
Total accounts receivable, net	38,696,583	67,987,919	9,497,377

The movement of allowance of doubtful accounts is as follows:

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB	US$
Beginning balance	10,196,104	19,102,954	2,668,532
Addition	13,678,040	-	-
Write off	(4,764,444)	(15,117)	(2,112)
Reverse	(6,746)	(1,177,670)	(164,511)
Ending balance	19,102,954	17,910,167	2,501,909

The Group recorded bad debt expenses of RMB 6,974,931 and nil for the six months ended June 30, 2024 and 2025, respectively. For the six months ended June 30, 2025, the Group had written off RMB 15,117 (US$ 2,112) in bad debt, and made reversal of bad debt of RMB 1,177,670 (US$ 164,511). For the six months ended June 30, 2024, the Group had written off RMB 5,423 in bad debt, and made reversal of bad debt of RMB 9,023,644.

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB	US$
Advanced to suppliers (a)	13,824,412	10,238,455	1,430,231
Deposits (b)	19,287,912	15,306,968	2,138,263
Tax/expenses paid on behalf of clients	1,349,635	1,218,322	170,190
Loan & interest receivable (c)	4,421,999	4,341,999	606,543
Value added tax (“VAT”) recoverables	3,961,477	4,560,957	637,130
Other receivables (d)	377,511	115,936	16,195
	43,222,946	35,782,637	4,998,552
Allowance for credit losses related to prepaid expenses and other current assets	(9,307,172)	(7,151,590)	(999,021)
Total prepaid expenses and other receivables, net	33,915,774	28,631,047	3,999,531

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET (Cont.)

(a)	The balance mainly represents the advance payments made for international trading business, chartered airlines freight services.

(b)	The balance mainly represents the current refundable operational deposits for lease, chartered airline and cargo space reservation to vendors.

(c)

The balance represents the principal and interests of the loan to Shenzhen Expecs Technology Co., Ltd. (“Expecs”). In May 2022, the Group entered into a term sheet with an intention to acquire Expecs, which is engaged in the inspection assistance services for China Customs and customs brokerage service. The Group prepaid RMB3.6 million for the planned acquisition during 2022. In July 2023, the Group and Expecs signed a loan agreement and the prepayment became a one-year short term loan. In addition, the Group signed share purchase agreement in December 2023 and agreed to invest RMB4.5 million for 13.5% of the interest of Expecs before June 30, 2024. As of the date of the report, the Group has not made the investment payment yet.

During the six months ended June 30, 2025, there was a substantial doubt of the recoverability of the loan to Expecs. Therefore, the Group recorded provision for credit losses against the full amount of the loan (including interests) of RMB 4,050,273 and RMB 4,341,999(US$606,543) during the six months ended June 30, 2024 and 2025, respectively.

(d)	The balance mainly represents the prepaid rent and miscellaneous expenses and some advances to employees for routine business or travel needs.

The movement of allowance of doubtful accounts is as follows:

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB	US$
Beginning balance	8,973,447	9,307,172	1,300,139
Addition	592,178	-	-
Reversal	(258,453)	(2,150,204)	(300,367)
Write off	-	(5,378)	(751)
Ending balance	9,307,172	7,151,590	999,021

The Group recorded bad debt expenses of RMB 211,962 and nil for the the six months ended June 30, 2024 and 2025, respectively. For the six months ended June 30, 2024 and 2025, the Group had written off nil and RMB 5,378 (US$751) in bad debt, respectively.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB	US$
Land	912,927	912,927	127,529
Buildings	13,744,221	13,683,458	1,911,471
Motor vehicles	1,485,841	1,485,841	207,560
Electronic equipment	2,116,562	2,265,898	316,528
Machinery	1,238,050	2,488,592	347,637
Other equipment	1,472,880	1,479,526	206,678
Subtotal	20,970,481	22,316,242	3,117,403
Less: accumulated depreciation	(3,564,579)	(3,985,420)	(556,732)
	17,405,902	18,330,822	2,560,671
Less: impairment charges	(1,748,022)	(1,748,022)	(244,185)
Property and equipment, net	15,657,880	16,582,800	2,316,486

Depreciation expense was RMB 135,711 and RMB 420,840 (US$ 58,788) for the six months ended June 30, 2024 and 2025, respectively.

On October 25, 2024, the Group acquired a 95% equity interest in Yukon Flooring Bellaire LLC (“Yukon”), which owns a 28,320 sq.ft. warehouse and the related land located in Houston, Texas. The Group issued 2,219,828 Class A ordinary shares as consideration for the acquisition. Since the only assets of Yukon is the warehouse and the land, therefore, substantially all of the fair value concentrated in this group of assets. In addition, it does not have any employees or operations other than the ownership of the properties, the acquisition is considered an asset acquisition. The Group recorded the fair value of the asset as its initial carry amount. The fair value of the assets determined by a third party appraiser is RMB14,657,148 (US$2,039,000) at the date of the acquisition.

The Group identifies its property and equipment into two assets groups based on their location: US and PRC since they are independent to each other in terms of revenue generation and cash flows. During the six months ended June 30, 2025, there was no impairment indicator for US assets group since they were evaluated closed to year end of 2024. However, there was a triggering event of negative operating cash flows in PRC asset group level that indicated the carrying amounts of the Group’s long-lived assets may not be recoverable. In accordance with ASC 360, with regard to the long-lived assets, the Group performed an undiscounted cash flow analysis and concluded that the carrying value of the asset group was recoverable. No impairment charges was recorded for the six months ended June 30, 2025 based on the management’s assessment. For the six months ended June 30, 2024, the Group recognized an impairment charge within operating expenses of RMB 396,850 against the property and equipment by the amount by which the carrying value of the asset group’s long-lived assets exceeded their estimated fair value. Key assumptions utilized in the determination of far value include expected future cash flows and working capital requirements. While the Group believe the expectations and assumptions about the future are reasonable, they are inherently uncertain.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB	US$
Software	2,400,217	2,654,417	370,801
Less: accumulated depreciation	(313,505)	(433,516)	(60,559)
Intangible assets, net	2,086,712	2,220,901	310,242

Amortization expense was RMB 106,311 and RMB 120,011 (US$ 16,765) for the six months ended June 30, 2024 and 2025, respectively.

7. LONG TERM INVESTMENTS

The Group’s long-term investments include equity investments accounted for using the measurement alternative and investments accounted for using equity method.

Equity investments accounted for using the measurement alternative

On October 21, 2024, the Group acquired a 10% equity interest in LD Global Logistics Inc. (“LD”), a licensed customs broker based in Georgia, USA, by issuing 117,115 Class A ordinary shares as consideration.

In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of June 30, 2025, the carrying amount of the Group’s equity investments accounted for using the alternative measurement was RMB700,047 (US$97,791). During the six months ended June 30, 2025, the equity investment was remeasured and no impairment was recognized based on management’s assessment. Total unrealized and realized gains and losses of equity securities without readily determinable fair values for the six months ended June 30, 2025 was nil.

Equity investments accounted for using equity method

On October 21, 2024, the Group acquired a 20% equity interest in HYTX Warehouse No.3 LLC (“Warehouse No.3”) by issuing 1,680,016 Class A ordinary shares as consideration to the original shareholders. Warehouse No.3 operates an approximate 70,000 square-foot warehouse located in California. The fair value of the consideration was RMB10,042,180 (US$ 1,402,813) based on the closing price at the acquisition date.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7. LONG TERM INVESTMENT (Cont.)

On October 21, 2024, the Group acquired a 49% stake in HYTX Warehouse No.10 LLC (“Warehouse No.10”) by issuing 1,568,457 Class A ordinary shares as consideration to the original shareholders. Warehouse No.10 operates a 43,000 square-foot warehouse located in California. The fair value of the consideration was RMB 9,375,343 (US$ 1,309,662) based on the closing price at the acquisition date.

The Group recorded its share of income of RMB298,009 (US$41,629) from Warehouse No.3 and its share of loss of RMB 74,642 (US$10,427) from Warehouse No.10 for the six months ended June 30, 2025, respectively. For the six months ended June 30, 2025, no impairment losses were recorded for these equity investments accounted for using equity method.

None of equity method investments was considered individually material for the six months ended June 30, 2025. Considering the total equity investments accounted for using equity method is over 10% of the Group’s total asset, the Group summarized the unaudited interim condensed financial information of the Group’s equity method investments as a group below in accordance with Rule 4-08 of Regulation S-X:

	For the six months ended June 30, 2025
	RMB	US$
Operating data:
Revenues	11,533,574	1,611,149
Gross profit	1,527,032	213,314
Operating income	1,392,120	194,468
Net income	1,337,714	186,868
Net income attributable to the Group	223,367	31,203

8. SHORT-TERM BORROWINGS

Short-term borrowings represent amounts due to various banks normally maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. The bank borrowings are for working capital and capital expenditure purposes. The balance of short-term borrowings consists of the following:

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB	US$
Industrial and Commercial Bank of China (a)	6,990,000	10,690,000	1,493,309
Bank of Ningbo (b)	3,507,682	3,563,311	497,766
Total	10,497,682	14,253,311	1,991,075

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. SHORT-TERM BORROWINGS (Cont.)

(a)

On March 15, 2020, JYD HQ initially entered into a loan agreement with Industrial and Commercial Bank of China (“ICBC”) in the total amount of RMB3,000,000 with a half-year term with an interest rate of 4.65%. The loan is subject to repayment and is eligible for renewal every six month. In March 2024, the loan was fully repaid and JYD HQ entered into a new loan agreement in the total amount of RMB 3,000,000 (US$419,076) with one year term and interest rate of 4.25%, due in March 2025. The loan was further renewed for another year in March 2025 with interest rate of 3.9%.

In June 2024, JYD DS entered into a series of loan agreements with ICBC in the total amount of RMB 3,000,000 (US$417,339) with interest rate of 4.25%, due in May 2025. During the year ended December 31, 2024, RMB10,000 (US$1,397) was repaid and RMB2,990,000 (US$417,679) was outstanding as of December 31, 2024. The loans were renewed for another year in May 2025 with interest rate of 3.8%.

In July 2024, JYD BG entered into a loan agreements with ICBC in the total amount of RMB 1,000,000 (US$139,692) with interest rate of 4.25%, due in May 2025. The loan was fully repaid when it was due in 2025.

In January 2025, JYD NJWL entered into a loan agreement with ICBC in the total amount of RMB4,700,000 (US$656,553) with an interest rate of 3.1%. The loan was guaranteed by JYD WLKJ, the legal representative of JYD NJWL and his wife. The loan is due in January 2026.

(b)

On November 14, 2023, JYD NJWL entered into a one-year revolving credit agreement with Bank of Ningbo with the maximum amount of USD 1,000,000 with an interest rate of 6.5%. The loan was guaranteed by JYD WLKJ. During the six months ended June 30, 2024, RMB 11,743,710 was withdrawn and RMB 11,444,543 was repaid. The loan was fully repaid when it is due in November 2024.

On November 15, 2024, JYD NJWL entered into a one-year revolving credit agreement with Bank of Ningbo with the maximum amount of USD 500,000 with an average interest rate of 6.23%. As of December 31, 2024, RMB3,507,682 was outstanding. During the six months ended June 30, 2025, RMB 10,063,845 (US$ 1,405,840) was withdrawn and RMB 9,993,674 (US$ 1,396,038) was repaid. As of June 30, 2025, RMB 3,563,311 (US$ 497,766) was outstanding.

Interest expenses were RMB 512,153 and RMB 304,779 (US 42,575) for short-term borrowings for the six months ended June 30, 2024 and 2025, respectively.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB	US$
Accrued payroll and employee benefits	4,038,505	2,980,760	416,389
Payable to third parties (a)	7,280,590	1,287,929	179,914
Deposit payable	1,574,810	1,183,879	165,378
Others	543,937	239,275	33,425
Total	13,437,842	5,691,843	795,106

(a)	The balance mainly represents the payables for acquiring services for daily operations such as property fees, rent and utility bills as well as professional and consulting services as of December 31, 2024 and June 30, 2025.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. LOANS PAYABLE - A THIRD PARTY

On December 13, 2023, the Company borrowed a loan from Boknap Logistics(HK) Ltd. of RMB 2,833,080 for 18 months with interest rate of 6%. In October 2024, the loan was fully repaid.

11. LEASES

Supplemental balance sheet information related to operating lease was as follows:

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB	US$
Right-of-use assets	3,739,296	2,867,003	400,497
Less: impairment	(1,857,761)	(634,377)	(88,617)
Right-of-use assets	1,881,535	2,232,626	311,880

Operating lease liabilities – current	812,669	1,151,799	160,897
Operating lease liabilities – non-current	1,898,004	1,647,201	230,101
Total operating lease liabilities	2,710,673	2,799,000	390,998

The movement of impairment of right-of-use assets is as follows:

	As of
	December 31,	December 31,
	2024	2024
	RMB	RMB	US$
Beginning balance	3,244,676	1,857,761	259,515
Derecognition	(1,386,915)	(1,223,384)	(170,898)
Ending balance	1,857,761	634,377	88,617

The weighted average remaining lease terms and discount rates for the operating lease as of June 30, 2025 were as follows:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.53
Weighted average discount rate	3.98%

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. LEASES (Cont.)

A summary of lease expenses recognized in the consolidated statements of operations for the six months ended June 30, 2024 and 2025 and supplemental cash flow information related to operating leases were as follows:

	For six months ended June 30,
	2024	2025
	RMB	RMB	US$
Lease expense
Operating lease expense - third party	2,058,621	408,178	57,019
Short-term lease expense	7,615,047	10,642,261	1,486,640
Sublease income (1)	(3,056,058)	(6,302,264)	(880,377)
Total lease expense	6,617,610	4,748,175	663,282

Other information
Cash paid for operating leases	3,003,868	544,790	76,103
Right-of-use assets obtained in exchange for operating new lease liabilities	5,229,722	704,089	98,356

* (1)	For the six months ended June 30, 2024, the Group incurred sublease income of RMB 3,056,058, and sublease cost of RMB 2,913,502. For the six months ended June 30, 2025, the Group incurred sublease income of RMB 6,302,264 (US$880,377), and sublease cost of RMB 5,054,269 (US$706,042).

During the six months ended June 30, 2024 and 2025, the Group incurred total operating lease expenses of RMB 6,617,610 and RMB 4,748,175 (US$ 663,282), respectively.

The Company recognized a lease termination loss of RMB 310,673 and gain of RMB 107,025 (US$ 14,951), which is included in Lease termination loss/income on the Interim Condensed Consolidated Statement of Operations and Comprehensive Income / (Loss) for the six months ended June 30, 2024 and 2025, respectively, related to the early termination of warehouse and offices.

The following is a schedule of future minimum payments under the Group’s operating leases as of June 30, 2025:

Year	Amounts
	RMB	US$
Remainder of 2025	666,336	93,082
2026	1,233,085	172,252
2027	459,117	64,135
2028	272,250	38,031
2029	191,100	26,695
Thereafter	270,726	37,819
Total lease payments	3,092,614	432,014
Less: imputed interest	293,614	41,016
Total operating lease liabilities, net of interest	2,799,000	390,998

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. LONG-TERM BORROWING

Long-term borrowing represents the amount due to various banks normally maturing over one year. Accrued interest is due either monthly or quarterly. The bank borrowings are for working capital and capital expenditure purposes. In December 2022, JYD SM entered into a loan agreement with Postal Savings Bank of China in the total amount of RMB5,000,000 with an interest rate of 4.15%. The loan was guaranteed by Shenzhen SME Financing Guarantee Co., LTD., a third party financial guarantee company, and shareholders of the Group ( Geng Xiaogang and Xiaohua Jia). In December 2024, the loan was fully repaid when it was due.

In December 2024, JYD HQ entered into a three-year revolving credit agreement with China Construction Bank Corporation Shenzhen Branch in the total amount of RMB4,000,000 (US$ 558,768) with an interest rate of 3.1%. The loan was guaranteed by the shareholders of the Group (Geng Xiaogang and Jia Xiaohua). According to the loan agreement, RMB 40,000(US$ 5,588) will be paid in December 2025 and 2026, and remaining balance of RMB 3,920,000 (US$ 547,593) will be paid at the end of the loan term. No cash was withdrawn under this agreement for the year ended December 31, 2024. RMB4,000,000 (US$558,768) was withdrawn and outstanding as of June 30, 2025.

Interest expenses were RMB 90,188 and RMB 56,333 (US 7,869) for long-term borrowings for the six months ended June 30, 2024 and 2025, respectively.

13. TAXATION

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. The Group was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

PRC

Generally, the Company’s subsidiaries that are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

As of December 31, 2024 and June 30, 2025, JYD SZGJHY, JYD SM, JYD XC, JYD BG, JYD XYX, JYD NJWL, JYD DS, JYD SHWL, JYD YCKJ, JNT, JYD EZWLKJ, and JYD EZGJ were recognized as small low-profit enterprises, and JYD WLKJ and JYD RHTD was recognized as a general taxpayer whose applicable tax rate is 25.0%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20% for the Company’s subsidiaries that are qualified as “Small Low-profit Enterprises”.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. TAXATION (Cont.)

PRC (Cont.)

The income tax provision consisted of the following components:

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
Current income tax expenses	253,886	45,240	6,320
Deferred income tax benefit	(926,279)	(632,118)	(88,302)
Total income tax benefit	(672,393)	(586,878)	(81,982)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
Loss before provision for income taxes is attributable to the following geographic locations:
PRC	(17,599,574)	9,781,017	1,366,331
Foreign	(2,386,953)	(8,239,927)	(1,151,052)
Total Loss before Income Taxes	(19,986,527)	1,541,090	215,279

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the six months ended June 30,
	2024	2025

PRC statutory income tax rate	25.0%	25.0%
Impact of different tax rates in other jurisdictions	(3.1)%	113.4%
Effect of preferential tax rate	(10.4)%	47.7%
Non-deductible items	1.4%	20.1%
Effect of government subsidies	0.0%	(347.3)%
Change in valuation allowance	(9.5)%	103.1%
Effective tax rate	3.4%	(38.0)%

The effect on government subsidies mainly resulted from the book-tax difference of subsidies received from the government through its chartered airline service provider. The government subsidies are not taxable under PRC tax regulation.

As of December 31, 2024 and June 30, 2025, the significant components of the deferred tax assets and deferred tax liability were summarized below:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Deferred tax assets:
Net operating loss carried forward	17,516,642	20,443,839	2,855,842
Bad debt provision	3,911,723	3,018,366	421,642
Impairment charges	1,064,406	1,065,708	148,871
Lease liability	646,850	585,070	81,730
Less: Valuation allowance	(18,956,128)	(20,326,848)	(2,839,500)
Deferred tax assets, net of valuation allowance	4,183,493	4,786,135	668,585
Net off against deferred tax liabilities	(450,473)	(420,997)	(58,810)
Net deferred tax assets	3,733,020	4,365,138	609,775

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. TAXATION (Cont.)

PRC (Cont.)

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Deferred tax liabilities:
Right of use assets	450,473	420,997	58,810
Total deferred tax liabilities	450,473	420,997	58,810
Net off against deferred tax assets	(450,473)	(420,997)	(58,810)
Net deferred tax liabilities	-	-	-

The movement of valuation allowance is as follows:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Beginning balance	12,738,069	18,956,128	2,648,022
Addition	6,205,515	1,382,374	193,106
Foreign exchange impact	12,544	(11,654)	(1,628)
Ending balance	18,956,128	20,326,848	2,839,500

Valuation allowances have been provided on the deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion of the recorded deferred tax assets will not be realized in future periods.

Total net operating losses carryforwards of the Group’s PRC enterprises is RMB119.2 million and RMB131 million as of December 31, 2024 and June 30, 2025, respectively. As of June 30, 2025, net operating loss carryforwards from PRC will expire in calendar years 2026 through 2030, if not utilized. Net operating loss from Hong Kong of RMB 5.5 million can be carried forward indefinitely.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and June 30, 2025, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended June 30, 2024 and 2025, the Group did not incur any interest and penalties related to potential underpaid income tax expenses. As of June 30, 2025, the tax years ended December 31, 2019 through 2024 for the Group’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities.

14. TAX PAYABLE

The Group’s taxes payable consists of the following:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Income tax payable	231,807	185,004	25,844
VAT and other taxes payable	11,466,502	11,321,856	1,581,574
Total taxes payable	11,698,309	11,506,860	1,607,418

Due to the invalidation of invoices from a supplier of JYD SM by the tax authorities, the Group accrued RMB 10.8 million (approximately US$1.5 million) VAT tax payable as of Dec 31, 2024. As of the date that the Interim Condensed Consolidated Financial Statements were available to be issued, JYD SM is coordinating with the tax authorities to properly resolve this matter.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. EQUITY

Ordinary shares

The Company’s authorized share capital comprises of (i) 480,000,000 Class A ordinary shares of par value US$ 0.0001 each and (ii) 20,000,000 Class B ordinary shares of par value US$ 0.0001 each. On June 10, 2022, the Company issued 9,420,000 Class A ordinary shares and 6,409,600 Class B ordinary shares. On September 6, 2022, the Company issued another 1,370,400 Class A ordinary shares which issuance was considered as being part of the reorganization of the Group and was retroactively applied as if the transaction occurred at the beginning of the period presented.

On September 7, 2022, the Company granted 800,000 Class A ordinary shares to its financial advisory consultant as the consideration in the form of bonus with a performance condition of a successful initial public offering (“IPO”) under the professional financial advisory services originally agreed in 2022. Granted shares shall be subject to a right of repurchase by the Company for nil consideration if the Company fails to achieve a successful IPO.

On September 9, 2022, the Company entered into a share subscription agreement with various third party investors for 2,000,000 Class A ordinary shares at the consideration of $5,000,000. The Company received the consideration in January and February 2023.

On February 16, 2023, Jayud implemented a 1 for 1.25 reverse share split of its ordinary shares under Cayman Islands law (the “Reverse Share Split”). As a result of the Reverse Share Split, the total of 13,590,400 issued and outstanding Class A ordinary shares prior to the Reverse Share Split was reduced to a total of 10,872,320 issued and outstanding Class A ordinary shares and the total of 6,409,600 issued and outstanding Class B ordinary shares prior to the Reverse Share Split was reduced to a total of 5,127,680 issued and outstanding Class B ordinary shares. The Reverse Share Split maintained existing shareholders’ percentage ownership interests in Jayud. The Reverse Share Split also increased the par value of Jayud’s ordinary shares from $0.0001 to $0.000125 and decreased the number of its authorized shares from 500,000,000 to 400,000,000, which are divided into 384,000,000 Class A ordinary shares and 16,000,000 Class B ordinary shares.

On March 16, 2023, the Company implemented a 1 to 1.25 forward share split of its ordinary shares under Cayman Islands Law, or the Forward Share Split. As a result of the Forward Share Split, the total of 10,872,320 issued and outstanding Class A ordinary shares prior to the Forward Share Split was increased back to a total of 13,590,400 issued and outstanding Class A ordinary shares, and the total of 5,127,680 issued and outstanding Class B ordinary shares prior to the Forward Share Split was increased back to a total of 6,409,600 issued and outstanding Class B ordinary shares. The Forward Share Split maintained existing shareholders’ percentage ownership interests in Jayud. The Forward Share Split also reduced the par value of Jayud’s ordinary shares from $0.000125 back to $0.0001, and increased the number of authorized shares from 400,000,000 back to 500,000,000, which are divided into 480,000,000 Class A ordinary shares and 20,000,000 Class B ordinary shares.

In April 2023, the Company completed initial public offering and listed its Class A ordinary shares on the Nasdaq Capital Market under the symbol “JYD.” The Company raised approximately US$ 4.86 million in net proceeds at US$ 4 per share from the issuance of 1,250,000 new Class A ordinary shares from the initial public offering and 102,223 new Class A ordinary shares from partial exercise of over-allotment option by its underwriter after deducting underwriting discounts, commissions and expenses.

In July and September 2024, Geng Xiaogang, the controlling shareholder of the Group, converted total of 1,000,000 Class B shares into Class A shares.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. EQUITY (Cont.)

Ordinary shares (Cont.)

On September 13, 2024, the Group entered into Securities Purchase Agreements (the “Securities Purchase Agreement”) with two accredited investors (the “Purchasers”), pursuant to which the Group received proceeds (net of issuance cost) of RMB5,728,717 (US$ 796,939) in consideration of the issuance of Convertible Debentures (the “Debenture”) in the principal amount of US$800,000. The transactions contemplated under the Securities Purchase Agreements closed in September and October 2024. The Debentures mature on the first-year anniversary of the issuance of the Debenture, bears interest at a rate of 6% per annum to the extent such interest is paid in cash or Class A ordinary shares of the Group, beginning after its original date of issuance at a conversion price at 52% of average of the Volume-Weighted Average Price (“VWAP”) for the five (5) consecutive trading days that is immediately prior to the original issue date, or 52% of the lowest daily VWAP price in the last five (5) trading days immediately prior to conversion. The principal and accumulated interests were converted into 2,069,382 shares of Class A ordinary shares of the Group on October 22, 2024.

In October 2024, the Group entered into Share Purchase Agreements (the “Purchase Agreements”) with certain accredited investors named therein (the “Purchasers”), pursuant to which the Company issued in a private placement an aggregate of 14,793,335 Class A ordinary shares to the Purchasers at a purchase price of US$ 0.45 per share. The Group received proceeds (net of issuance cost) of RMB47,469,070 (US$ 6,631,055).

In October 2024, the Group issued 17,261 shares as compensation to its investor relation service provider with cash value of US$12,000.

From October 19, 2024 to October 26, 2024, the Group acquired 20% equity interests in HYTX WAREHOUSE NO.3 LLC, 49% equity interests in HYTX WAREHOUSE NO.10 LLC, 95% of YUKON FLOORING BELLAIRE, LLC, and 20% of HYTX WAREHOUSE NO.11 LLC, four warehousing companies in the United States, with 1,680,016 share, 1,568,457 shares, 2,219,828 shares, and 1,704,851 shares of Class A ordinary shares of the Group as consideration, respectively. Due to the Share acquisition termination agreement (“Termination agreement”) with the original selling shareholder of HYTX No. 11 LLC signed in December 2024, 1,704,851 Class A ordinary shares was canceled by the Group.

On October 21, 2024, the Group acquired 10% equity interest in LD Global Logistics Inc. (“LD”) to LD, a licensed customs broker based in the United States, by issuing 117,115 Class A ordinary shares as consideration.

On December 3, 2024, Jayud Global Logistics Limited (the “Company”) entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with certain accredited investors named therein (the “Investors”), pursuant to which the Company agreed to sell and issue 50,000,000 Class A ordinary shares to the Investors at a purchase price of US$0.20 per share, in a registered direct offering (the “Offering”). The Company received proceeds (net of issuance cost) of RMB70,194,498 (US$ 9,805,618).

On April 25, 2023, the Company issued warrants to its underwriter to purchase up to 37,500 Class A ordinary shares. The warrants have an exercise price of US$4.00 per share and may be exercised on a cashless basis. The warrants are exercisable beginning September 27, 2023 and ending March 31, 2028. The value of the warrant was evaluated by a third party appraiser, and amounted to RMB360,874 (US$50,411) and included in additional paid in capital as of December 31, 2024. The warrant was fully exercised by the underwriter on April 1, 2025, which resulted in 18,679 shares was issued to the underwriter based on the market price of the shares on April 1, 2025.

88,408,017 and 88,426,696 Class A Ordinary shares were issued and outstanding as of December 31, 2024 and June 30, 2025, respectively; 5,409,600 Class B Ordinary shares were issued and outstanding as of December 31, 2024 and June 30, 2025.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. EQUITY (Cont.)

Capital injection by non-controlling shareholder

In September 2024, the non-controlling shareholder of FASTFLY made a capital injection of RMB29,174 (US$4,075) to FASTFLY.

In July and October 2024, the non-controlling shareholder of JNT made a capital injection of RMB55,000 (US$7,683 ) to JNT. During the six months ended June 30, 2025, the non-controlling shareholder further made a capital injection of RMN 151,000 (US$21,094) to JNT.

 Dividend

In February and March 2022, JYD DS, JYD WLKJ, and HQ declared dividend to their shareholders with total amount of RMB 18,770,000. Out of the total dividend declared, RMB 6,839,000 was inter-group dividend, and RMB 11,931,000 was to individual shareholders. As of December 31, 2024 and June 30, 2025, RMB 6,937,500 (US$ 969,114) was outstanding and included in the other payables to shareholders.

Restricted net assets

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of June 30, 2025, net assets restricted in the aggregate, which include paid-in capital, additional paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the Company’s interim consolidated net assets were approximately RMB 1.8 million (US$ 0.3 million), respectively.

16. NON-CONTROLLING INTERESTS

In January 2024, the Group acquired a 51% equity interest of Qingdao Oranda Supply Chain Management Co., Ltd. (“Oranda”). On October 10, 2024, the Group and Oranda agreed to terminate the equity purchase agreement, and the 51% equity interests acquired was returned to the original owner of Oranda, which lead a RMB416,179 reverse in non-controlling interest. No consideration was given to the original owner pursuant to the termination agreement and all parties were relieved of their obligations as a result of the termination. Therefore, there was no non-controlling interest from Oranda as of December 31, 2024.

In January 2024, the Group acquired a 51% equity interest of Shenzhen Jiniu International Logistics Co., Ltd. (“JNT”). Since the Group retains control of JNT, the investment from Mr. Guojun Niu was accounted for as non-controlling interest.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. NON-CONTROLLING INTERESTS (Cont.)

In April 2024, the Group and Mr. Guojun Niu acquired a 51% and 49% equity interest of HK (FASTFLY) International Logistics Co., Limited (“FASTFLY”), respectively. Since the Group retains control of FASTLY, the investment from Mr. Guojun Niu was accounted for as non-controlling interest.

In May 2024, the Group acquired a 51% stake in HYTX Warehouse Inc. (“HYTX”). Since the Group retains control of HYTX, the investment from HYTX INC. was accounted for as non-controlling interest. On March 18, 2025, the Group and HYTX agreed to terminate the equity purchase agreement, and the 51% equity interests acquired was returned to the original owner of HYTX. Non-controlling interest of RMB18,457 was reversed . No consideration was given to the original owner pursuant to the termination agreement and all parties were relieved of their obligations as a result of the termination. Therefore, there was no non-controlling interest from Oranda as of June 30, 2025.

In September 2024, JYD Ezhou set up Ezhou Jayud International Logistics Co., Ltd. (” Ezhou GJHY”) with Shenzhen Qinsheng Enterprise Management Consulting LLP (” QinSheng”) and obtained 51% equity interest of Ezhou GJHY. Since the Group retains control of Ezhou GJHY, the investment from QinSheng was accounted for as non-controlling interest.

In October 2024, the Group acquired a 95% equity interest in Yukon Flooring Bellaire LLC (“YFB”), which owns a 28,320 sq.ft. warehouse and the related land located in Houston, Texas. The Group issued 2,219,828 Class A ordinary shares, equivalent to RMB14,657,148 as consideration.. Since the Group retains control of YFB, the investment from minority was accounted for as non-controlling interest.

As of December 31, 2024 and June 30, 2025, the balance of non-controlling interest is as following.

Entity	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
TYPHK	(169,385)	(174,100)	(24,320)
JYD YCKJ	(12,513,131)	(12,696,570)	(1,773,611)
JYD RHTD	1,188,534	2,041,147	285,132
JNT	(156,621)	(88,568)	(12,372)
Ezhou GJHY	-	(46,166)	(6,449)
FASTFLY	15,735	13,797	1,927
HYTX	(18,457)	-	-
YFB	(762,237)	748,505	104,560
Total	(10,891,088)	(10,201,955)	(1,425,133)

17. SEGMENT REPORTING

In 2024, the Group acquired interests in three companies in the United States. Because of the acquisition, the Group operated and reviewed its performance in two segments for the six months ended June 30, 2024 and 2025: (i) PRC and Hong Kong, and (ii) U.S.A. Furthermore, the Group’s chief operating decision maker evaluates performance based on each reportable segment’s revenues, costs, gross profit.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17. SEGMENT REPORTING (Cont.)

The following table presents selected financial information relating to the Group’s segments for the six months ended June 30, 2025:

	PRC & HK	USA	Corporate and Unallocated	Elimination	Consolidated	Consolidated
	RMB	RMB	RMB	RMB	RMB	US$
Freight forwarding services	157,747,090	4,087,698	-	(3,914,698)	157,920,090	22,060,192
Supply chain management	120,337,503	-	-	(66,315)	120,271,188	16,800,937
Other value-added services	2,437,027	-	-	-	2,437,027	340,433
Total revenues	280,521,620	4,087,698	-	(3,981,013)	280,628,305	39,201,562
Cost of revenues	(256,098,146)	(4,072,865)	-	3,915,873	(256,255,138)	(35,796,823)
Gross profit/(loss)	24,423,474	14,833	-	(65,140)	24,373,167	3,404,739
Operating expenses:
General and administrative expenses	(9,071,298)	(613,849)	(6,101,194)	67,387	(15,718,954)	(2,195,814)
Selling expenses	(9,082,773)	-	-	-	(9,082,773)	(1,268,792)
Provision for doubtful accounts, net	3,407,089	(124,628)	-	-	3,282,461	458,534
Lease termination gain	107,025	-	-	-	107,025	14,951
Research and development expenses	(625,657)	-	-	-	(625,657)	(87,399)
Total operating expenses	(15,265,614)	(738,477)	(6,101,194)	67,387	(22,037,898)	(3,078,520)
Operating profit /(loss)	9,157,860	(723,644)	(6,101,194)	2,247	2,335,269	326,219

Other income/(expenses):
Other income, net	527,424	-	-	-	527,424	73,677
Foreign exchange loss, net	(19,033)	(1,996)	(688,025)	(713,727)	(1,422,781)	(198,751)
Interest income (expenses), net	122,141	(1,275)	(19,688)	-	101,178	14,134
Total other income / (expenses), net	630,532	(3,271)	(707,713)	(713,727)	(794,179)	(110,940)
Income / (loss) before income tax expense	9,788,392	(726,915)	(6,808,907)	(711,480)	1,541,090	215,279
Share of income of equity method investees, net of tax of nil	-	180,815	-	-	180,815	25,258

Segment assets	170,649,992	15,457,513	3,296,320	-	189,403,825	26,458,220

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17. SEGMENT REPORTING (Cont.)

The following table presents selected financial information relating to the Group’s segments for the six months ended June 30, 2024:

	PRC & HK	USA	Corporate and Unallocated	Elimination	Consolidated
	RMB	RMB	RMB	RMB	RMB
Freight forwarding services	163,095,779	3,104,500	-	(2,856,405)	163,343,874
Supply chain management	105,500,404	-	-	-	105,500,404
Other value-added services	1,763,231	-	-	-	1,763,231
Total revenues	270,359,414	3,104,500	-	(2,856,405)	270,607,509
Cost of revenues	(273,774,502)	(2,512,274)	-	2,967,200	(273,319,576)
Gross (loss) /profit	(3,415,088)	592,226	-	110,795	(2,712,067)
Operating expenses:
General and administrative expenses	(8,850,059)	(570,746)	(2,424,171)	-	(11,844,976)
Selling expenses	(3,850,752)		-	-	(3,850,752)
Provision for doubtful accounts, net	1,843,490	(2,615)	-	-	1,840,875
Impairment charges on long-lived assets	(963,867)	-	-	-	(963,867)
Lease termination loss	(310,673)	-	-	-	(310,673)
Research and development expenses	(502,278)	-	-	-	(502,278)
Total operating expenses	(12,634,139)	(573,361)	(2,424,171)	-	(15,631,671)
Operating (loss) /profit	(16,049,227)	18,865	(2,424,171)	110,795	(18,343,738)

Other income/(expenses):
Other income, net	80,754	(6,272)	-	-	74,482
Foreign exchange loss, net	(1,721,464)	-	-	1,256,674	(464,790)
Interest expenses, net	(1,219,232)	(3,215)	(30,034)	-	(1,252,481)
Total other (expenses) / income, net	(2,859,942)	(9,487)	(30,034)	1,256,674	(1,642,789)
(Loss) / Income before income tax expense	(18,909,169)	9,378	(2,454,205)	1,367,469	(19,986,527)

Segment assets	91,903,596	1,136,702	310,450	-	93,350,748

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. RELATED PARTY BALANCES AND TRANSACTIONS

Related parties

Related Parties	Relationship
Mr. Geng Xiaogang	Founder, chief executive officer of the Company
Ms. Jia Xiaohua	Immediate family members of Founder and the management of the Group
Winpass Logistics (HK) Co., Limited	100% controlled by Ms. Jia Xiaohua
Cargo Link Logistics HK Company Limited	Owns 33% of shares of Sky Pacific Logistics HK Company Limited
Xi’an Renrui Hydroacoustic Technology Engineering Co., Ltd	40% owned by Supervisor of JYD SXGYL
Xi’an Rochester Electronic Technology Co., Ltd	50% owned by Supervisor of JYD SXGYL
LD Global Logistics Inc	10% owned by JYD US
HYTX Logistics LLC	Owns 49% of HYTX Warehouse Inc.
HYTX Warehouse No. 3 LLC	20% owned by JYD US
HYTX Warehouse No. 10 LLC	49% owned by JYD US
Bin Li	Supervisor of JYD SXGYL
Key management and their immediate family members	The Group’s key management and their immediate family members

Accounts receivable - related parties

As of December 31, 2024 and June 30, 2025, accounts receivable from related parties consisted of the following:

Name	Nature	As of December 31, 2024	As of June 30, 2025
		RMB	RMB	US$
Xi’an Renrui Hydroacoustic Technology Engineering Co., Ltd (“Renrui”)	International trading	173,382	-	-
The other logistics service customers	Logistic services	76,543	451,609	63,086
Total accounts receivable - related parties, net		249,925	451,609	63,086

Prepaid expenses - related parties

As of December 31, 2024 and June 30, 2025, prepaid expenses from related parties consisted of the following:

Name	Nature	As of December 31, 2024	As of June 30, 2025
		RMB	RMB	US$
Winpass Logistics (HK) Co., Limited (“Winpass”)	Logistic services	3,227,663	-	-
Cargo Link Logistics HK Company Limited (“Cargo Link”)	Logistic services	3,468,341	-	-
		6,696,004	-	-

As of December 31, 2024, prepaid expenses to Winpass and Cargo Link represent the prepayments for chartered airline freight services to enhance the Group’s service to USA and South Asia market. The prepayments to Winpass were fully refunded during the six months ended June 30, 2025 due to the change of market for chartered airline services. The prepayments to Cargo link were fully applied against the service charges incurred during the six month ended June 30, 2025.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Other receivable - related parties

As of December 31, 2024 and June 30, 2025, other receivable from related parties consisted of the following:

Name	Nature	As of December 31, 2024	As of June 30, 2025
		RMB	RMB	US$
Winpass Logistics (HK) Co., Limited (“Winpass”)	Deposit and prepayment for logistic services	8,725,488	60,097	8,395
Cargo Link Logistics HK Company Limited (“Cargo Link”)	Deposit for logistic services	11,547,932	11,358,881	1,586,746
		20,273,420	11,418,978	1,595,141

As of December 31, 2024 and June 30, 2025, the net amount collected by Winpass on behalf of Jayud for logistics service was RMB64,539 and RMB60,097 (US$8,395). For the six months ended June 30, 2024, Winpass paid on behalf of Jayud for logistics services acquired abroad in a total amount of RMB 1,468,748 and collected on behalf of Jayud for logistics services provided abroad in a total amount of RMB 1,729,262. For the six months ended June 30, 2025, Winpass paid on behalf of Jayud for logistics services acquired abroad in a total amount of RMB 841,512 (US$ 117,553) and collected on behalf of Jayud for logistics services provided abroad in a total amount of RMB 837,069.70 (US$ 116,932). In addition, in 2024, the Group paid to Winpass deposits of RMB 8,660,949 for chartered airline services. The deposits was fully refunded during the six months ended June 30, 2025 due to the change of market for chartered airline services.

As of December 31, 2024 and June 30, 2025, the deposits paid by the Group to Cargo Link represent the deposits made for chartered airline services from Hongkong to South Asia.

 Loans receivable - related parties

As of December 31, 2024 and June 30, 2025, loans receivable from related parties consisted of the following:

Name	Nature	As of December 31, 2024	As of June 30, 2025
		RMB	RMB	US$
HYTX Warehouse No. 3 LLC (“ No. 3 LLC)	Loan	-	235,236	32,861
HYTX Warehouse No. 10 LLC (“ No. 10 LLC)	Loan	-	700,670	97,878
		-	935,906	130,739

In January 2025, in order to fulfill the operating needs of No. 3 LLC and No. 10 LLC, the shareholders of No. 3 LLC and No. 10 LLC agreed to make loans to each company based on their share of interests. As a result, the Group signed a one-year loan agreement with No. 3 LLC and No. 10 LLC, respectively, with a total amount of RMB1,004,841 (US$ 140,368). The loans bear no interest, and due in January 2026. During the six months ended June 30, 2025, RMB 68,935 (US$ 9,630) was repaid to the Group, and RMB 935,906 (US$ 130,739) was outstanding as of June 30, 2025.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Accounts payable - related parties

As of December 31, 2024 and June 30, 2025, accounts payable to related parties consisted of the following:

Name	Nature	As of December 31, 2024	As of June 30, 2025
		RMB	RMB	US$
Winpass Logistics (HK) Co., Limited	Logistic services	-	204,988	28,635
Cargo Link Logistics HK Company Limited	Logistic services	86,129	11,431,039	1,596,826
The other logistics service providers	Logistic services	156,605	94,840	13,249
		242,734	11,730,867	1,638,710

Loans payable - a related party

As of December 31, 2024 and June 30, 2025, loan payable to a related party consisted of the following:

Name	Nature	As of December 31, 2024	As of June 30, 2025
		RMB	RMB	US$
Xi’an Renrui Hydroacoustic Technology Engineering Co., Ltd (“Renrui”)	Loan	1,500,000	-	-
Key management and their immediate family members	Loan	733,700	40,000	5,588
		2,233,700	40,000	5,588

In April 2024, the Group borrowed a loan of RMB 3,000,000 from Renrui with an interest rate of 6%. The loan is due in September 2025. As of December 31, 2024, principal of RMB1,500,000 was repaid and RMB1,500,000 was outstanding. The interest expense on the loan was RMB 47,193 for the six months ended June 30, 2024. In January 2025, the loan and its interests were fully repaid to Renrui.

In July 2024, the Group borrowed a one-year loan with total amount of RMB738,000 from one of its officers. The loan bears no interests. As of December 31, 2024, principal of RMB4,300 was repaid and RMB733,700 was outstanding. In January 2025, the loan was fully repaid.

In June 2025, the Group borrowed RMB40,000 (US$5,588) from the non-controlling shareholder of JNT. The loan bears no interests, and due in December 2025.

Other payable - related parties

As of December 31, 2024 and June 30, 2025, other payable to related parties consisted of the following:

Name	Nature	As of December 31, 2024	As of June 30, 2025
		RMB	RMB	US$
Cargo Link Logistics HK Company Limited (“Cargo Link”)	Payment for logistics service (a)	624,125	627,993	87,726
The other logistics service providers	Payment for logistics service / Interest payable	165,435	-	-
		789,560	627,993	87,726

(a)	For the six months ended June 30, 2024 and 2025, Cargo Link paid on behalf of Jayud in a total amount of RMB 5,255 and RMB 3,868 (US$ 540), respectively.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Loans payable – shareholders

As of December 31, 2024 and June 30, 2025, loans payable to shareholders consisted of the following:

Name	Nature	As of December 31, 2024	As of June 30, 2025
		RMB	RMB	US$
Huang Jianhong	Loan	658,000	-	-
Jia Xiaohua	Loan	1,000,000	-	-
Wang Qing	Loan	300,000	-	-
Yi Yu	Loan	5,697,800	-	-
Peng ZhongLiang	Loan	1,000,000	-	-
		8,655,800	-	-

During the six months ended June 30, 2024, the Group borrowed a total amount of RMB 15,165,895 with 6% interests from six shareholders of the Group with 14~19 months terms. The interest expense on these loans was RMB 346,407 during the six months ended June 30, 2024. During the six months ended June 30, 2025, the Group fully repaid the loans to the shareholders.

Other payable – shareholders

Other payable to shareholders represents the interests on the shareholder loans above. As of December 31, 2024, other payable to shareholders amounted to RMB613,820. During the six months ended June 30, 2025, the shareholders agreed to waive the interests on the loans above. Therefore, no other payable to shareholders outstanding as of June 30, 2025.

Other payable – shareholders - non-current

As of December 31, 2024 and June 30, 2025, other payable to shareholders consisted of the following:

Name	Nature	As of December 31, 2024	As of June 30, 2025
		RMB	RMB	US$
Xiaogang Geng	Dividend	6,225,000	6,225,000	869,583
Xiaohua Jia	Dividend	712,500	712,500	99,531
		6,937,500	6,937,500	969,114

Related party transactions

For the six months ended June 30, 2024 and 2025, the Group had the following material related party transactions:

		For the six months ended June 30,
Related Parties	Nature	2024	2025
		RMB	RMB	US$
Winpass Logistics (HK) Co., Limited	Purchase of logistic services	241,479	142,615	19,922
Cargo Link Logistics HK Company Limited	Purchase of logistic services	31,986,207	27,923,471	3,900,689
The other logistics service providers	Purchase of logistic services	902,403	284,819	39,787
LD Global Logistics Inc	Provided logistic services	-	1,978,424	276,370
The other logistics service customers	Provided logistic services	609,612	-	-
Xi’an Renrui Hydroacoustic Technology Engineering Co., Ltd	Sales of goods	641,316	267,111	37,314

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19. CONCENTRATION

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of December 31, 2024 and June 30,2025.

	As of December 31, 2024		As of June 30, 2025
Customer	Amount	% of Total	Amount	% of Total	Amount
	RMB	%	RMB	%	US$
A	7,668,440	19.7%	8,579,472	12.5%	1,198,485

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the six months ended June 30, 2024 and 2025.

	For the six months ended June 30,		For the six months ended June 30,
	2024		2025
Customer	Amount	% of Total	Amount	% of Total	Amount
	RMB		RMB		US$
B	27,351,614	10.11%	41,274,908	14.5%	5,765,779
C	*	*	37,550,104	13.2%	5,245,454

*	Represented the percentage below 10%

The following table sets forth information as to each supplier that accounted for 10% or more of total accounts payable as of December 31, 2024 and June 30,2025.

	As of		As of
	December 31, 2024		June 30, 2025
Supplier	Amount	% of Total	Amount	% of Total	Amount
	RMB		RMB	%	US$
Cargo Link Logistics HK Company Limited	*	*	11,431,039	21%	1,596,826
A	16,125,748	36.1%	10,807,073	20.8%	1,509,663
B	*	*	8,839,888	17%	1,234,863

*	Represented the percentage below 10%

The following table sets forth information as to each supplier that accounted for 10% or more of total purchase for the six months ended June 30, 2024 and 2025.

	For the six months ended June 30,
	2024		2025
Supplier	Amount	% of Total	Amount	% of Total	Amount
	RMB		RMB		US$
Cargo Link Logistics HK Company Limited	31,986,207	11.7%	27,923,470	10.7%	3,900,689
A	57,953,487	21.2%	76,922,106	29.6%	10,745,412

*	Represented the percentage below 10%

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20. COMMITMENTS AND CONTINGENCIES

The Group has not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. The Company has not entered into any derivative contracts that are indexed to the company’s shares and classified as shareholder’s equity or that are not reflected in the Company’s consolidated financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

The following table sets forth the Company’s contractual obligations as of June 30, 2025:

	Payments due by period
	Total	Within one year	Within 1-2 years	Over 2 years

Operating lease payment	3,092,614	666,336	1,233,085	1,193,193
Bank borrowings	18,253,311	14,293,311	-	3,960,000
Loan from a related party	40,000	40,000	-	-
Total	21,385,924	14,999,647	1,233,085	5,153,193

Other than as shown above, the Company did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2025.

21. Business Combination

Qingdao Oranda Supply Chain Management Co., Ltd.

In January 2024, the Group acquired a 51% stake in Qingdao Oranda Supply Chain Management Co., Ltd. (“Oranda”), a company based in Qingdao, Shandong. Oranda offers comprehensive logistics services including cargo identification, transportation, warehousing, customs clearance, and insurance. The purchase price is contingent on Oranda’s performance, with a mix of cash and the Group’s Class A ordinary shares to be paid in 2027, based on Oranda’s average net profit until December 31, 2026. At the acquisition date, the cash balance of Oranda was RMB7,709. On October 10, 2024, the Group and Oranda agreed to terminate the equity purchase agreement, and the 51% equity interests acquired was returned to the original owner of Oranda, which lead a RMB 416,179 reverse in non-controlling interest. No consideration was given to the original owner pursuant to the termination agreement and all parties were relieved of their obligations as a result of the termination.

Shenzhen Jiniu International Logistics Co., Ltd.

In January 2024, the Group acquired a 51% stake in Shenzhen Jiniu International Logistics Co., Ltd. (“Jiniu”), located in Shenzhen. Focusing on supply chain management and logistics services, particularly for the Middle East trade lane, Jiniu offers a range of services from cargo transportation to technology export. The acquisition closed on January 15, 2024 and the Company obtained control of 51% of Jiniu equity interest. The final purchase price will be determined by Jiniu’s performance and will be paid in a combination of cash and the Group’s Class A ordinary shares in 2027, based on Jiniu’s average net profit until the end of 2026. The net assets of Jiniu was negative RMB 19,755 at the time of acquisition, including cash balance of RMB972. Jiniu incurred a net loss of RMB 183,146 from the date of acquisition to June 30, 2024 and RMB169,280 (US$ 23,647) for the six months ended June 30, 2025. These amounts are considered insignificant to the Group’s net assets as of December 31, 2024 and net losses for the six months ended June 30, 2024; therefore, no pro forma information of Jiniu are presented.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21. BUSINESS COMBINATION (Cont.)

HYTX warehouse Inc.

In April 2024, the Group acquired a 51% stake in HYTX Warehouse Inc. (“HYTX”), a logistics company headquartered in California, U.S.A. The final purchase price will be determined by HYTX’s performance and will be paid in a combination of cash and the Group’s Class A ordinary shares in 2027, based on HYTX’s average net profit until the end of 2026. The net assets of HYTX was negative RMB11,960 at the time of acquisition, including cash balance of RMB135,750. On March 18, 2025, the Group and HYTX agreed to terminate the equity purchase agreement, and the 51% equity interests acquired was returned to the original owner of HYTX, which lead a RMB18,457 (US$ 2,578) reverse in non-controlling interest. No consideration was given to the original owner pursuant to the termination agreement and all parties were relieved of their obligations as a result of the termination.

The transactions were accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. Based on financial statements of the companies above at the time of the acquisition, the fair value of these entities at the time of acquisition was considered immaterial. The Group made a forecast for next three years (up to December 2026) of Jiniu based on its historical performance, and as a result, there is high possibility that it will not reach the minimum required net income amount for receiving any consideration. Thus, the Group concluded that the consideration for this acquisition is nil.

The contingent payment is more like an incentive to the selling shareholders for transferring their resource into the new companies to achieve long term growth of the companies, which should recognized as the compensation.

An award based on a fixed dollar amount is a liability in accordance with ASC 480-10-25-14. Liability classification is also appropriate for an award that has several possible fixed dollar amount settlements that are not solely or predominantly based on the value of the company’s shares. The compensation for the selling shareholders is calculated based on the average net income for the next three years (up to December 2026), so it should be accounted for as a liability award with a performance condition. The monetary value of the purchase price only fluctuates based on changes in average net income for the next three years, not stock price. Expense would not be recognized until achievement of one of the performance targets is deemed probable. The expense to be recognized would be based on the Group’s best estimate of the ultimate outcome at the end of each reporting period. Once the number of shares are issued, the award would be reclassified to equity.

Based on the Group’s forecast for next three years (up to December 2026) of Jiniu based on their historical performance, there is high possibility that they will not reach the minimum required net income amount for receiving any consideration. Therefore, no expenses or liabilities were recorded as of December 31, 2024 and June 30, 2025.

HK(FASTFLY) International Logistics Co., Limited

In April 2024, the Group acquired a 51% stake in HK (FASTFLY) International Logistics Co., Limited (“FASTFLY”) with no consideration. Jiniu’s 49% shareholder acquired 49% of FASTFLY with no consideration. FASTFLY will deal with overseas orders for Jiniu. The net assets of FASTFLY was negative RMB14,937 at the time of acquisition. FASTFLY incurred a net loss of RMB 12,401 and RMB 3,914 (US$547) from the date of acquisition to December 31, 2024 and during the six months ended June 30, 2025.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22. BASIC AND DILUTED NET LOSS PER SHARE

Basic and diluted net (loss) income per share for each of the periods presented are calculated as shown in the table below. the basic and diluted net loss per share for the six months ended June, 30 2024 are the same because the potential ordinary shares to be converted are anti-dilutive for the period.

	For the Six Months ended June 30,
	2024	2025
	RMB	RMB	US$
Net (loss) income attributable to the Jayud Global Logistics Limited’s ordinary shareholders	(17,934,927)	1,789,107	249,924
Denominator:
Weighted average number of Ordinary Shares	21,352,223	93,826,802	93,826,802
Net loss per Ordinary Share – basic and diluted	(0.84)	0.02	0.003

Basic and diluted loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

23. SUBSEQUENT EVENTS

On July 16, 2025, the Company entered into a share purchase agreement (the “Purchase Agreement”) with certain accredited investors named therein (the “Investors”), pursuant to which the Company sold and issued 42,857,143 Class A ordinary shares to the Investors at a purchase price of US$0.14 per share, in a registered direct offering of $6 million of its securities. The Company received net proceeds of US$5.6 million.

On August 1, 2025, the Group set up LabelBridge Logistics LLC (“LabelBridge”) in California, U.S.A. with a non-controlling shareholder and obtained 55% equity interest of LabelBridge. The Group made US$150,000 initial investment in August 2025.

On September 9, 2025, the board of directors of the Company, approved a share combination (the “Share Combination”) of the Company’s ordinary shares at a ratio of 50-to-1 so that every 50 shares (or part thereof) are combined into one (1) share (with the fractional shares rounding up to the next whole share). As a result of the Share Combination, the authorized share capital of the Company will change from US$50,000 divided into 500,000,000 shares of US$0.0001 each, comprising (i) 480,000,000 Class A ordinary shares of par value US$0.0001 each and (ii) 20,000,000 Class B ordinary shares of par value US$0.0001 each, to US$2,500,000 divided into 500,000,000 shares of par value US$0.005 each, comprising (i) 480,000,000 Class A ordinary shares of par value US$0.005 each and (ii) 20,000,000 Class B ordinary shares of par value US$0.005 each. The Company’s Class A ordinary shares began trading on the Nasdaq Stock Market on a post Share Combination basis on October 13, 2025.